UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

________________________

STURM, RUGER & COMPANY, INC.

(Name of Subject Company (Issuer))

________________________

BERETTA HOLDING S.A.

(Names of Filing Persons (Offerors))

____________________________________

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

_________________________

864159108

(CUSIP Number of Class of Securities)

________________________

Robert Eckert
Beretta Holding S.A.

9 rue Sainte Zithe
Luxembourg, N4, L-2763

352 27 72 13 302

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Andrew M. Freedman, Esq.

Michael R. Neidell, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

and

Christopher Sheaffer, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

(212) 521-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2026 (the “Original Schedule TO”, together with this Amendment No. 1, the “Schedule TO”), by Beretta Holding S.A., a Luxembourg corporation (“Beretta Holding”), relating to the offer by Beretta Holding to purchase up to 2,400,184 outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Sturm, Ruger & Company, Inc., a Delaware corporation (the “Company”), at $44.80 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Original Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments and supplements thereto, collectively constitute the “Tender Offer”).

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the related Tender Offer documents.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On October 16, 2026, Beretta Holding issued a press release announcing the preliminary results of the Tender Offer, which expired at one minute after 11:59 p.m., New York City time, on Thursday, October 15, 2026. A copy of the press release is filed as Exhibit (a)(5)(v) hereto and is incorporated by reference herein.”

Item 12.    Exhibits.

Item 12 of the Schedule TO Is hereby amended and supplemented by adding the following exhibit:

(a)(5)(v)	Press release issued by Beretta Holding, dated October 16, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 2026

BERETTA HOLDING S.A.

By:	/s/ Robert Eckert
Name:	Robert Eckert
Title:	General Counsel